

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Daniel R. Coker
Chief Executive Officer
Amerigon Incorporated
21680 Haggerty Road, Ste.101
Northville, MI 48167

> **Re:   Amerigon Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 19, 2010**
> **File No. 000-21810**

Dear Mr. Coker:

   We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 20

Compensation Discussion and Analysis, page 20

1. We note your disclosure on page 21 of a list of companies that you describe as "[a]mong the companies which [you] consider to be comparable . . . , and for which [your] independent consultants have historically provided benchmark data."  Either confirm that this is a complete list of the companies to which you benchmark or amend your Form 10-K to include the complete list.

2. We note your disclosure on page 21 that the compensation committee's policy is to make a meaningful portion of an executive's compensation contingent on achieving

performance targets for the year.  Please direct us to where the company-wide financial performance targets to be achieved by your named executive officers to earn performance-related compensation are disclosed in your Form 10-K.  If you amend in response to comment no. 1 please include the company-wide financial performance targets in the amended Form 10-K.  If you do not amend in response to comment no. 1, please confirm that in future filings you will disclose all company-wide financial performance targets to be achieved by your named executive officers to earn performance-related compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,


Max A. Webb
Assistant Director